

October 6, 2020

Eli Baker
President, Chief Financial Officer and Secretary
Flying Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

> **Re: Flying Eagle Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed September 8, 2020**
> **File No. 333-248638**

Dear Mr. Baker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed September 8, 2020

Cover Page

1. You disclose here and elsewhere how the Cash Consideration will be calculated and total merger consideration will be determined. We encourage you to provide context to this discussion by explaining the reasons for structuring the consideration in this manner. For example, explain why you are offering both cash and stock, why the amount of cash that can be elected has been capped in both total amount and the percentage of a Skillz stockholder's total shares, why you are subtracting $250 million from the cash consideration and why certain shareholders have entered into irrevocable cash and stock elections (disclosing the amount of New Skillz shares represented by the stock elections). Furthermore, please provide an estimated range of the Cash Consideration based upon no redemptions, the maximum amount of redemptions that allow the company to meet the

Minimum Proceeds Condition of $550 million, and the current or estimated amount of Skillz' cash and cash equivalents. Finally, provide a cross-reference to disclosure later in the document that provides examples of the amount of cash and New Skillz shares a Skillz shareholder could receive per share under different scenarios.

2.   You disclose that Mr. Andrew Paradise, your founder and CEO, is expected to have over 80% of the combined voting power of the company and will control it. Please revise to clarify that the company will be a "controlled company" pursuant to NYSE listing standards and provide a cross-reference to a longer discussion of the effects of this status.

3.   Disclosure indicates that the percentage of outstanding shares of FEAC Class A common stock subject to the Voting Agreements, taken together with the Sponsor's agreement to vote in favor of the Business Combination, is approximately 28%. Please separately disclose the percentage of FEAC Class A common stock subject to Voting Agreements that are not held by any of the Sponsors.

What FEAC Stockholder vote is required for the approval of each proposal brought before the Special Meeting...?, page 10

4.   You disclose that FEAC stockholders owning approximately 28% of the shares have entered into voting agreements to vote in favor of the business combination proposal. You then disclose the percentage of remaining shares needed to vote for the business combination proposal if all FEAC's outstanding shares were voted. Since the business combination proposal requires only the affirmative vote of the majority of the votes cast by FEAC stockholders, also disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of FEAC shares are present.

What equity stake will current FEAC Stockholders and Skillz stockholders hold...?, page 12

5.   To balance the disclosure about the equity stake in New Skillz after the business combination, please provide a separate question and answer with a table regarding the voting interests after the business combination. In each table, provide a separate row for Mr. Andrew Paradise and his affiliates and for the PIPE investors.

What happens if a substantial number of the public stockholders vote in favor...?, page 13

6.   You state here that the consummation of the Business Combination is conditioned upon FEAC having a certain amount of cash available at closing. Please quantify this Minimum Proceeds Condition. In the event Skillz does waive this condition, please clarify how you intend to communicate this to your stockholders.

Summary of the Proxy Statement/Prospectus
FEAC's Board of Directors' Reasons for Approval of the Business Combination, page 27

7.   In discussing Skillz user engagement you refer to customers that have proven engaging and sticky. You further state that as its platform offers more content, Skillz customers

have played more games. Please clarify how you define customers in this disclosure or consider revising such reference. In this regard, we note that Skillz has determined that the game developer is their customer for financial reporting purposes. This comment applies to disclosure throughout your filing.

Risk Factors
New Skillz's certificate of incorporation designates the Court of Chancery..., page 52

8.   We note that your exclusive forum provision designates the federal district courts of the United States as the exclusive forum for Securities Act claims. Please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, highlight potential enforceability concerns in light of the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We rely on games developed by a limited number of third party developer partners. . ., page 54

9.   You disclose that the agreements with game developers are subject to termination in certain circumstances. Please revise to describe the termination provisions related to these agreements. In this regard, on page F-33 you state that agreements with game developers can generally be terminated for convenience by either party upon thirty days prior written notice.

10.   You disclose that games provided by two developer partners accounted for 83% and 7% of your revenue for the year ended December 31, 2019 and 66% and 21% of your revenue for the 6 months ended June 30, 2020. Please revise here or elsewhere to identify these two developers and to summarize the material terms of your agreements with these developers, such as the terms of the agreements, termination provisions or exclusivity provisions. Additionally, in light of the significance of the developer whose games accounted for 83% and 66% of your revenue for the year ended December 31, 2019 and the 6 months ended June 30, 2020, respectively, please file material agreements with this developer or tell us why this is not required. Consider Item 601(b)(10)(ii)(b) of Regulation S-K. Lastly, to the extent any single game accounted for a material portion of your revenue, please revise to identify the game and to include a discussion of the related risks.

Vote Required and FEAC Board Recommendation, page 80

11.   Please disclose whether holders of FEAC Class A and Class B common stock will vote together as a single class on the proposals.

The Business Combination Proposal

Background of the Business Combination, page 88

12.   You indicate that the FEAC board supported the retention of Skillz's super-voting
       governance structure. Please indicate how the combined company's super-voting
       corporate governance structure compares to Skillz's corporate governance structure. For
       example, disclose whether Mr. Paradise will have more votes or other rights in the
       combined company than he currently has in Skillz.

FEAC's Board of Directors' Reasons for Approval of the Business Combination, page 91

13.   You discuss many positive factors related to Skillz's business that FEAC's board
       considered when deciding to approve the acquisition. While we note a discussion of
       certain negative factors, it appears they would be applicable to any acquisition FEAC
       would make. Accordingly, please revise to balance your disclosure by also discussing
       material negative factors related to Skillz's business and the structure of the business
       combination that were considered by the FEAC board. For example, if the board
       considered regulatory risks related to Skillz's business operations, its reliance on two
       game developers or the institution of a dual-class, super-voting governance structure,
       please discuss these and other material negative factors here and in the related Q&A on
       page 14.

Satisfaction of 80% Test, page 94

14.   Please discuss how the FEAC board determined the $3.5 billion valuation of Skillz.
       Discuss the material projections and other analyses the board considered. In this regard,
       we note references on pages 89-93 to the evaluation of financial information, projections
       and comparable companies, including the creation of an independent financial model in
       conjunction with management of Skillz, financial models prepared by each respective
       company, and projections of net revenue and gross margin for 2020 and of EBIDTA
       margins in the future.

The Advisory Charter Proposals, page 120

15.   We note your disclosure indicating that you are providing shareholders the opportunity to
       separately vote upon numerous charter provisions in the proposed charter "in accordance
       with SEC guidance." Clarify that you are giving shareholders the opportunity to present
       their separate views on important corporate governance provisions.

Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 146

16.   To facilitate an understanding of the changes to the company's capital structure, please
       provide the number of shares related to each pro forma adjustment. Also, disclose the
       impact of Skillz restricted shares for which vesting will accelerate upon the merger.

Lastly, include summarized disclosure of the historical and pro forma Class A and B common shares outstanding under each redemption scenario.

Loss per Share, page 147

17.   Please discuss your treatment of the dual-class structure for pro forma loss per share calculations. Quantify the number of shares underlying the warrants that were excluded from the calculation of pro forma diluted loss per share. Also, explain why the Earnout Shares are not considered participating securities and disclose ownership rights that may exist while such shares are in escrow.

18.   Please provide us with your calculations that support the weighted average Current Skillz stockholders' shares outstanding on both a no redemption and maximum redemption basis. Also, explain how this compares to the 297.9 million of Class A and Class B common shares being registered in this offering.

Business of New Skillz
Overview, page 162

19.   You state that in 2020 you expect to power more than two billion tournaments and facilitate $1.6 billion in paid entry fees on your platform. Please revise to clarify how you define powering a tournament. Also, tell us and revise to disclose the number of tournaments and GMV for each period in which financial statements are provided. Lastly, disclose the expected revenues to be generated from the anticipated fees.

20.   Please balance the disclosure of your revenues for 2018, 2019 and the first six months of 2020 with disclosure of your net losses for the same periods.

Our Developer Community, page 167

21.   You state that as of June 30, 2020, you had over 9,000 registered game developers that have launched a game on your system. To add context to this disclosure, please revise here to also clarify that during fiscal 2019 and to date in fiscal 2020 you generated approximately 90% and 82% of your revenues, respectively from two developers. Similar disclosures should be made in your MD&A Overview discussion.

Regulation, page 172

22.   You state that you use proprietary algorithms and data science tools to ensure that the degree of skill involved in games on your platform is sufficient to comply with applicable state gambling and skill-based gaming laws, and also that these laws are subject to interpretation and evolving. Please clarify whether you have received some type of confirmation from the relevant government authorities, such as in the form of a license or other approval, that the games on your platform are in compliance with existing federal and state laws or whether this is based on your belief. In addition, disclose the 41 states and jurisdictions in which you operate.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Skillz
Overview, page 176

23.   You state that your platform hosts an average of 5 million daily tournaments. Please clarify whether this includes both paid and free contests. Also, balance your disclosure of GMV with a discussion of revenue here.

Our Financial Model, page 176

24.   On page 71 you identify MAU and ARPU as key metrics. Please disclose MAU and ARPU for each period presented, as well as any other metrics you use in monitoring your ability to attract and retain users. Also, revise your definition of MAU to clarify whether this measure includes both paying and non-paying users. Tell us the number of paying users for each period and specifically tell us whether this is a metric used to manage your business and if not, explain why. Also, please discuss how you monitor your ability to convert active users to paying users, quantifying any additional metrics used for each period presented. In this regard, we note your disclosure on page 164 that only 10% of your MAUs enter into paid contests. Refer to Item 303(a)(3) of Regulation S-K and Section I of SEC Release No. 33-10751.

25.   In describing the extent of user engagement, you disclose that in 2019 paying users spent an average of 62 minutes per day on your platform. Please tell us how this average was determined and whether it is consistent throughout the year. Also, for comparison purposes, disclose the averages for fiscal 2018 and the 6 months ended June 30, 2020.

26.   Throughout the filing, you refer to unit economics numerous times. You also reference an estimated four-month customer payback period and a three-year lifetime value of 4.7 times total user acquisition costs, and you state that once acquired, each user cohort contributes predictable revenue over the cohort's life. Please address the following as it relates to these disclosures:
   •   Describe what you consider to be the "unit" and the reasons for this determination;
   •   Disclose how you define cohort and clarify at what point you consider a user and/or user cohort to be acquired;
   •   Clarify how you calculate the life-time value of your cohorts and average payback period;
   •   Describe the types of costs that are considered user acquisition costs and clarify whether this includes referral fees paid to affiliates; and
   •   Explain how user incentives are considered in your unit economics analyses, including incentives classified within sales and marketing that may directly relate to game play.

27.   Please describe your affiliate partner program, the significance of revenues generated from affiliate referrals, and how fees paid to affiliates impact your results of operations. Also, tell us how you account for such fees, including how they are presented in your

income statement. If there are any trends in the proportion of revenues earned through affiliates, disclose such trends and the impact on your results operations. In your response, please tell us the gross entry fees from users acquired through affiliate partners, the net revenues reported, amount of referral fees paid to affiliates, and the amount of referral fees shared with game developers based on the developer terms of service for each period presented. Please refer to Item 303(a)(3)(ii) of Form 10-K and Part III.B of SEC Release 33-8350.

28.　　You define Take Rate as the percentage of the entry fees retained by Skillz for each paid contest, after prizes and incentives for players and the profit share to developers. Please clarify the specific costs, prizes, and end user incentives that are deducted from the player entry fees in arriving at the amount that is shared with developers. Clarify what portion of this amount is paid to the developer. In this regard, you state that Skillz withholds 16-20% of the total entry fees when distributing prize money as a commission. Explain further how the commissions withheld relates to the portion paid to the developer. Also, disclose the specific costs, prizes and end user incentives that are deducted from the company's share in arriving at your take rate and specifically address how league prizes are factored into your calculations.

Material U.S. Federal Income Tax Considerations, page 234

29.　　You state that this section "is a discussion of certain material U.S. federal income tax considerations for holders of shares of FEAC Class A common stock that receive shares of FEAC Class A common stock in the Business Combination or that elect to have their FEAC Class A common stock redeemed for cash if the Business Combination is completed." Please revise to discuss the material tax consequences of the business combination to each company's shareholders and the company. In this regard, the merger agreement indicates that the parties intend for the merger and related transactions to be tax free either under Section 368(a) or Section 351 of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Furthermore, indicate that the receipt of a tax opinion as to the tax free nature of the transaction is not a condition to the merger. Also provide summary and risk factor disclosure to address the tax consequences. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

Skillz Inc. Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-32

30.　　You state that monetization services provided to developers includes running third-party marketing campaigns and that the various monetization activities are considered a single performance obligation. Please describe for us the nature of the third-party marketing activities and explain why these activities are not distinct from the other monetization services activities. Refer to ASC 606-10-25-21. In this regard we note in the investor presentation filed as Exhibit 99.2 of your September 2, 2020 Form 8-K you refer to Skillz offering Marketing-as-a-Service. Also, tell whether you are the principal or agent for these services.

31.   We note from your disclosure that you are entitled to a revenue share based on entry fees net of end-user prizes and other costs. Please revise to clarify, if true, that end-user incentives are not paid for by game developers.

Cash and Cash Equivalents, page F-34

32.   We note that you collect payments from the end-user gameplayers and are responsible for distributing prize money on behalf of the game developers. Please disclose how you account for the cash collected and dispersed on behalf of the game developers and where such funds are classified on your balance sheet. Also, tell us whether you have legal title to such funds and whether there are any restrictions on such funds.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joel Rubinstein, Esq.